Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2016
Edmonton, Alberta, May 3, 2016 - North American Energy Partners Inc. ("NAEP" or "the Company") (TSX:NOA/NYSE:NOA) today announced results for the first quarter ended March 31, 2016.
Martin Ferron, President and Chief Executive Officer of the Company stated, "We are pleased to have continued a sequence of very solid operational and financial execution, in a quarter when the weather conditions were often far from ideal for winter earthmoving programs. While this quarterly performance augurs well for when industry conditions normalize, it should be viewed as just a good head-start to what is still highly likely to be a very tough full year."
Further Mr. Ferron commented, "Due to: an early onset to spring break-up; certain mine maintenance shut downs; and a dearth of seasonal construction project spending by our customers, we expect Q2 to be especially challenging. This period will likely mark the low revenue point for us in this severe cyclical downturn in the oil industry."
Finally Mr. Ferron added "Just subsequent to quarter end we were thrilled that our strong operational performance was recognized with the award of the John T. Ryan National Safety Trophy." Further details of that award are set out below.
The Company has prepared its consolidated financial statements in conformity with accounting principles generally accepted in the United States (US GAAP). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars.
Highlights of the First Quarter Ended March 31, 2016
•	Revenue of $78.5 million is down from $85.1 million for the quarter ended March 31, 2015, a decrease of 7.8%. Consolidated EBITDA of $25.9 million is up from $14.8 million for the quarter ended March 31, 2015, an increase of 75%.
•	As at March 31, 2016, NAEP had a cash balance of $38.0 million compared to $32.4 million cash balance at December 31, 2015.
•	On February 16, 2016, the Company announced that its Board of Directors had declared a quarterly dividend of two Canadian cents ($0.02) per common share, maintaining its $0.08 annual dividend payment to shareholders. This dividend was paid on April 8, 2016 to common shareholders of record at the close of business on March 4, 2016.
•	On March 18, 2016, the Company commenced a normal course issuer bid for the purchase and cancellation of up to 1,657,514 voting common shares, in the United States primarily through the facilities of the New York Stock Exchange. Such voting common shares represented approximately 5% of the issued and outstanding voting common shares as at March 14, 2016. As at March 31, 2016, the Company had purchased and subsequently cancelled 819,395 voting common shares.
•	On March 23, 2016, the Company announced that it elected to redeem $9,927,000 of its $19,927,000 outstanding 9.125% Series 1 Senior Unsecured Debentures due 2017.

Since 1953  •  Heavy Construction & Mining

Suite 300, 18817 Stony Plain Road  Edmonton, Alberta  T5S 0C2  Canada  Phone 780.960.7171  Fax 780.969.5599
www.nacg.ca

NEWS RELEASE

Highlights of Events Post First Quarter
•	On April 4, 2016, the Company signed the First Amending Agreement to the Sixth Amended and Restated Credit Agreement (the "Credit Facility") with its existing banking syndicate. The amendment formalized consent previously received to redeem up to $10.0 million of the outstanding principal balance of its Series 1 Debentures, on or before May 31, 2016 and provided further flexibility in the Company's financing needs with an increase to its capital lease limit, prescribed within the Credit Facility, from $75.0 million to $90.0 million.
•	On April 27, 2016, the Company redeemed $9,927,000 in aggregate principal amount of its outstanding 9.125% Series 1 Senior Unsecured Debentures (the "Notes") at a Redemption Price of 100% of the principal amount of Notes redeemed, plus accrued and unpaid interest on the Notes to but not including the Redemption Date of approximately $5.00 per $1,000 principal amount of Notes. The record date for the redemption was April 22, 2016, such that holders of record at the close of business on April 22, 2016 had Notes redeemed on a pro rata basis.
•	On May 2, 2016 NAEPI was awarded the 2015 John T. Ryan National Safety Trophy for Select Mines by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), an award of excellence given to a Canadian mine or mine unit in a given category which experiences the lowest accident frequency during a calendar year.

Declaration of Quarterly Dividend
On May 3, 2016 the NAEP Board of Directors declared a quarterly dividend (the "Dividend") of two Canadian cents ($0.02) per common share, payable to common shareholders of record at the close of business on May 31, 2016.  The Dividend will be paid on July 8, 2016, and is an eligible dividend for Canadian income tax purposes.

NEWS RELEASE

Consolidated Financial Highlights
	Three months ended March 31,
(dollars in thousands, except per share amounts)	2016	2015	Change
Revenue	$78,513	$85,076	$(6,563)
Project costs	24,950	31,947	(6,997)
Equipment costs	20,865	30,594	(9,729)
Depreciation	14,259	11,538	2,721
Gross profit	$18,439	$10,997	$7,442
Gross profit margin	23.5%	12.9%	10.6%
Select financial information:
General and administrative expenses (excluding stock-based compensation)	6,324	8,176	(1,852)
Stock-based compensation expense	997	235	762
Operating income	10,713	2,189	8,524
Interest expense	1,656	2,630	(974)
Net income (loss)	6,414	(504)	6,918
Net income (loss) margin	8.2%	(0.6)%	8.8%
EBITDA(1)	25,349	14,243	11,106
Consolidated EBITDA(1)	25,911	14,802	11,109
Consolidated EBITDA margin	33.0%	17.4%	15.6%

Per share information
Net income (loss) - Basic	$0.20	$(0.01)	$0.21
Net income (loss) - Diluted	$0.19	$(0.01)	$0.20

Cash dividends per share	$0.02	$0.02	$0.00
(1)	See "Non-GAAP Financial Measures". A reconciliation of net income (loss) to EBITDA and Consolidated EBITDA follows below under "EBITDA and Consolidated EBITDA".
Results for the Quarter Ended March 31, 2016
For the three months ended March 31, 2016, revenue was $78.5 million, down from $85.1 million in the same period last year.  Revenue was down due to the continuing effect of low crude oil pricing on customer spending and unfavorable weather conditions which limited the Company's winter work program to night shifts during certain abnormally warm days. Mine support activity at the Kearl, Mildred Lake and Horizon mines combined with overburden removal and tailings pond support activities at the Millennium mine mitigated the completion of a site development project on the Kearl mine that had just ramped up to full production early last year. Reclamation activity, awarded at the Aurora mine in the current year fell short of the reclamation volumes performed last year at the Mildred Lake and Horizon mines. The prior year volumes also included overburden removal activity under a long-term contract at the Horizon mine, which were completed June 30, 2015.
For the three months ended March 31, 2016, gross profit was $18.4 million, or 23.5% of revenue, up from $11.0 million, or 12.9% of revenue, in the same period last year. The higher gross profit and gross profit margin in the current quarter is primarily a result of lower equipment costs, which dropped by $9.7 million resulting in a gross profit margin increase of 10.6% compared to the prior year. The lower equipment costs were driven from improvements to the Company's preventative maintenance program, which increased equipment operating capacity between scheduled equipment servicing with a resulting deferral of servicing costs to future quarters; warmer temperatures that lowered the Company's costs from equipment idle time and extreme weather breakdown maintenance typically experienced in the quarter; technical and methodology related innovations, which helped the Company improve its equipment hauling capacity and utilization during less than ideal winter work operating conditions; and a reduction in its shop overhead costs realized from cost savings initiatives. Contributing to the improved gross profit and gross profit margin was a reduction in project costs, driven by a reduction in project overheads and an improvement to project efficiencies, partly as a result of the Company's ability to achieve very effective project plans on its winter work.

NEWS RELEASE

The lower equipment and project costs were partially offset by higher depreciation charges, driven by an increased demand for larger capacity equipment fleet. For the three months ended March 31, 2016, depreciation was $14.3 million, up from $11.5 million in the same period last year.
For the three months ended March 31, 2016, the Company recorded operating income of $10.7 million, compared to $2.2 million recorded for the same period last year. General and administrative expense, excluding stock-based compensation, was $6.3 million for the quarter, down from $8.2 million for the same period last year. Current year expense reflects the benefits gained from restructuring and cost-saving initiatives implemented over the past year, partially offset by $0.2 million in restructuring charges and a $0.4 million increase in short-term incentive program expense. The prior year expense includes $1.4 million in restructuring charges.
Stock-based compensation expense increased $0.8 million compared to the prior year driven by an increase in the share price during the current quarter.
For the three months ended March 31, 2016, the Company recorded a $6.4 million net income (basic income per share of $0.20 and diluted income per share of $0.19), compared to $0.5 million net loss (basic and diluted loss per share of $0.01) recorded for the same period last year. The net income tax expense recorded in the current period was affected by the increase in the province of Alberta's corporate tax rate, enacted in 2015. The variance between the basic and diluted income per share in the current period and the basic and diluted loss per share in the prior period is partially affected by the reduction in issued and outstanding common shares (32,330,886 as at March 31, 2016 compared to 34,333,996 outstanding voting common shares as at March 31, 2015).
Outlook
Several previous deep cyclical downturns in the oil industry have had fairly swift 'v' shaped recoveries and although this one started abruptly, the Company now believes that it will last well into 2017. Rebalancing of supply may gather pace during 2016 but could take several quarters to have a meaningful impact on the price of oil. Evidence of this rebalancing continues to mount and has helped to support the current price of oil at around US$40/bbl, despite a disappointing, but hardly unexpected, outcome to a recent OPEC meeting called to discuss a production freeze with Russia.
Coincidental with the downturn there has been a dramatic change in both the provincial government in Alberta and the federal government. This has layered on additional uncertainty to an already uncertain situation, in which oil sands customers are making spending decisions. A positive feature of this political change though is that the Company should see significantly increased expenditure on infrastructure projects by both new governments in the medium term.
In response to the downturn the Company expects its oil sands customers to continue to grow their production in order to dilute operating costs per barrel. While it is unlikely that there may be new oil sands mines announced until oil prices are much higher, it is important to note that the planned production increases on existing mines have partially offset recent new mine deferrals, with such production increases approximating the equivalent of two or three incremental mines as they were originally conceived. Over the medium to long term this drive for increased production should lead to greater volumes of recurring mine services for the Company to address. It is also noteworthy that in addition to the planned production increases, some of the Company's oil sands customers have mentioned that they have reserves and mine plans in excess of 40 years.

NEWS RELEASE

In oil sands mining, the Company has just completed its winter earthworks program and despite some much warmer weather than usual, especially in the second half of March, NAEP managed to achieve good operating results. Very safe and effective execution, together with some technical and methodology related innovations helped drive a decent head-start to the year. This spring-summer construction season in oil sands mining is likely to be extremely challenging though, due to an early start to spring break-up, maintenance related mine shut downs, and reduced customer spending. The Company fully expects that the second quarter will mark the low point for its revenues in this cyclical downturn. NAEP does have some base load of awarded projects and recurring work and will look to build on this with tendered work, especially for the third quarter.
The Company expects an active estimating year in oil sands mining as in addition to the re-tendering of a 5 year earthworks Master Service Agreement ("MSA"), the Company also will have opportunity to tender for activities previously self-performed by clients such as the fueling and servicing of their oil sands mining fleet. The Company expects these newly outsourced opportunities to potentially increase its recurring services work by around $40 million per annum. Meanwhile, in the non-mining oil sands sector, the Company continues to anticipate oil price related deferred construction spend on SAGD and non-mining areas and expects that trend to continue through 2016.
In the other resource industries such as coal, iron ore, diamonds, base metals, and precious metals, the Company continues to see reductions in spending due to commodity pricing and project financing difficulties. Although the Company is actively pricing an earthworks project for a northern diamond mine and expects some minor activity for operations that have permits and financing in place, overall as a sector the Company does not anticipate significant operating contributions from the resource sector in 2016.
The Company's business development work in the Infrastructure sector in 2015 helped it build on its strategy to secure diversified revenue. The Company completed its first major provincial road job, formed a strong partnership and qualified as one of four teams tendering on the BC Hydro Site C earthworks project, formed another partnership for pre-qualification on Calgary Ring Road project, and has been actively bidding, building relationships with potential partners, and developing systems for more effective tracking of federal, provincial and municipal infrastructure projects.
NAEP continues to see the infrastructure sector as a positive opportunity and is actively pursuing both major and minor infrastructure projects across Canada. In major infrastructure projects the Company seeks to find strong senior partners with mega project experience looking for an earthworks contractor that has the assets and can put the "boots on the ground" to execute earthworks safely and efficiently. If the Company's partnership is successful in the tender, it looks to self-perform the earthworks while also contributing to the overall project management team. When the Company's project team is not awarded the work, it continues to pursue the opportunity as potential earthworks subcontractor to the awarded team(s). Such is the case for the Site C earthworks and Calgary Ring Road projects. The Company believes the project insight and knowledge gained by being a project partner increases its ability to accurately assess risk and price as a subcontractor.
The Company's recent debt reduction initiatives, with a focus on lowering its cost of debt, combined with a stronger financial position and improved operating cost structure will, it believes, provide a stable base to endure the current macroeconomic uncertainties, allowing the Company to remain competitive in its pricing and providing it with the ability to take advantage of organic growth and acquisition opportunities that may arise.

NEWS RELEASE

In summary, NAEP continues to pursue heavy and light civil construction contracts in the oil sands, along with a series of much broader and more robust major resource projects and provincial highway and infrastructure projects across Canada. The Company continues to improve operating performance in order to maintain, or grow, its share of available work. The Company's clear objective for 2016 is to continue to demonstrate resilience of free cash flow in a very challenging operating environment.
Conference Call and Webcast
Management will hold a conference call and webcast to discuss its financial results for the quarter ended March 31, 2016 tomorrow, Wednesday, May 4, 2016 at 9:00am Eastern time.
The call can be accessed by dialing:
Toll free: 1-877-291-4570
International: 1-647-788-4919
A replay will be available through June 4, 2016, by dialing:
Toll Free: 1-800-585-8367
International: 1-416-621-4642
Conference ID: 87518878
The live and archived webcast can be accessed at:
http://www.gowebcasting.com/7470
Non-GAAP Financial Measures
This release contains non-GAAP financial measures. A non-GAAP financial measure is generally defined by the Securities and Exchange Commission ("SEC") and by the Canadian securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. In this release, non-GAAP financial measures are used, such as "gross profit", "gross profit margin", EBITDA which is "net income before interest expense, income taxes, depreciation and amortization", "Consolidated EBITDA" (as defined in the Sixth Amended and Restated Credit Agreement, the "Credit Facility"), "Total Debt", and "Free Cash Flow".
EBITDA and Consolidated EBITDA
Consolidated EBITDA is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment and certain other non-cash items included in the calculation of net income.
The Company believes that EBITDA is a meaningful measure of the performance of its business because it excludes interest, income taxes, depreciation and amortization that are not directly related to the operating performance of its business. The Company's management reviews EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, its Credit Facility requires the Company to maintain both a fixed charge coverage ratio and a senior leverage ratio, which are calculated using Consolidated EBITDA from continuing operations. Non-compliance with these financial covenants could result in a requirement to immediately repay all amounts outstanding under the credit facility.
As EBITDA and Consolidated EBITDA are non-GAAP financial measures, the Company's computations of EBITDA and Consolidated EBITDA may vary from others in the industry. EBITDA and Consolidated EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows as measures of liquidity. EBITDA and Consolidated EBITDA have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of the Company's results as reported under US GAAP. A reconciliation of Consolidated EBITDA to net income (loss) is as follows:

NEWS RELEASE

	Three months ended
	March 31,
(dollars in thousands)	2016	2015
Net income (loss)	$6,414	$(504)
Adjustments:
Interest expense	1,656	2,630
Income tax expense	2,605	106
Depreciation	14,259	11,538
Amortization of intangible assets	415	473
EBITDA	25,349	14,243
Adjustments:
Loss on disposal of plant and equipment	113	13
Gain on disposal of assets held for sale	(123)	(89)
Equity classified stock-based compensation expense	572	279
Consolidated EBITDA	$25,911	$14,802

Forward-Looking Information
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words "expect", "may", "could", "believe", "anticipate",  "continue" or similar expressions.  Forward looking statements include the likelihood that it will be a very tough year; that the current downturn in the oil industry will last well into 2017; that rebalancing of supply may gather pace during 2016 but could take several quarters to have a meaningful impact on the price of oil; that the Company should see significantly increased expenditure on infrastructure projects by both new governments in the medium term; that oil sands customers will continue to grow their production in order to dilute operating costs per barrel; that there will be no new oil sands mines announced until oil prices are much higher; that over the medium to long term customers' drive for increased production should lead to greater volumes of recurring mine services; that the second quarter will mark the low point for its revenues in this cyclical downturn; that the Company will build on its base load of awarded projects and recurring work with tendered work, especially for the third quarter; that the Company will experience an active estimating year in oil sands mining and that newly outsourced opportunities will potentially increase its recurring services work; that there will be oil price related deferred construction spend on SAGD and non-mining areas and that trend will continue through 2016; that there will not be significant operating contributions from the resource sector in 2016; that the project insight and knowledge gained by being a project partner increases the Company's ability to accurately assess risk and price as a subcontractor; that the Company's recent debt reduction initiatives, with a focus on lowering its cost of debt, combined with a stronger financial position and improved operating cost structure will provide a stable base to endure the current macroeconomic uncertainties, allowing the Company to remain competitive in its pricing and providing it with the ability to take advantage of organic growth and acquisition opportunities that may arise; and that the Company will be able to improve operating performance in order to maintain, or grow, our share of available work.

The material factors or assumptions used to develop the above forward-looking statements include, and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the Company's Management's Discussion and Analysis ("MD&A") for the quarter ended March 31, 2016 and the Company's annual MD&A for the year ended March 31, 2016. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond NAEP's control.  Undue reliance should not be placed upon forward-looking statements and NAEP undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NAEP, you should read the Company's disclosure documents filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.
About the Company
North American Energy Partners Inc. (www.nacg.ca) is the premier provider of heavy construction and mining services in Canada. For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. The Company maintains one of the largest independently owned equipment fleets in the region.
For further information contact:
David Brunetta, CPA, CMA
Director, Investor Relations
North American Energy Partners Inc.
(780) 969-5574
dbrunetta@nacg.ca
www.nacg.ca